EXHIBIT 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2018 and 2017 Dated: May 14, 2018

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

 (In thousands of US dollars, except shares - Unaudited)

	Note	March 31, 2018	December 31, 2017

ASSETS

CURRENT
Cash and cash equivalents	3	$152,692	$160,395
Accounts receivable	4	629	160
Prepaid expenses		558	287
TOTAL CURRENT ASSETS		153,879	160,842
INVESTMENTS	5	1,531	3,096
EQUIPMENT	6	43	47
INVESTMENT IN ASSOCIATE	7	63,692	57,074
EXPLORATION AND EVALUATION ASSETS	8	1,720	1,433
TOTAL ASSETS		$220,865	$222,492

LIABILITIES

CURRENT
Trade and other payables		$1,015	$936
COMMITMENTS AND CONTINGENCIES	7,8,15

DEFERRED INCOME TAXES		119	1,317

TOTAL LIABILITIES		1,134	2,253

EQUITY

Share capital	9	392,799	392,554
Equity reserve		17,878	17,719
Accumulated other comprehensive income		119	1,214
Deficit		(191,065)	(191,248)
TOTAL EQUITY		219,731	220,239
TOTAL LIABILITIES AND EQUITY		$220,865	$222,492

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Loss

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended
		March 31
	Note	2018	2017
EXPENSES
Accounting and audit		$68	$66
Amortization	6	4	4
Filing and transfer agent fees		234	211
Foreign exchange loss (gain)		30	(81)
General office expenses		198	155
Legal		108	77
Management compensation and consulting fees		474	430
Mining taxes and other property costs		369	354
Share based payment expense	9b,c,d	404	367
Shareholder relations		140	142
Travel		81	90
		2,110	1,815
INTEREST INCOME		682	362
CHANGE IN FAIR VALUE OF WARRANTS	5	(470)	(20)
EQUITY PICK UP FROM ASSOCIATE	7	883	572
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(1,015)	$(901)

DEFERRED INCOME TAX RECOVERY	16	1,198	589
INCOME (LOSS) FOR THE PERIOD		$183	$(312)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED (LOSS) GAIN ON EQUITY SECURITIES, NET OF TAXES	5	(1,095)	13

TOTAL COMPREHENSIVE LOSS		$(912)	$(299)

BASIC AND DILUTED INCOME (LOSS) PER SHARE		$0.00	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	2m
BASIC		85,490,587	80,715,744
DILUTED		86,307,001	80,715,744

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(In thousands of US dollars, except shares - Unaudited)

						Unrealized	Accumulated
		Common shares			Currency	gain (loss)	other
		without par value		Equity	translation	on equity	comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2017		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918
Stock options exercised	9a,b	45,400	398	(115)	-	-	-	-	283
Stock options exercised cashless	9a,b	127,845	554	(554)	-	-	-	-	-
Restricted and performance share units converted	9a,c	1,700	13	(13)	-	-	-	-	-
Share based payment	9b,c,d	-	-	2,268	-	-	-	-	2,268
Issued for cash	9a	4,599,641	47,935	-	-	-	-	-	47,935

Unrealized gain on equity securities	5	-	-	-	-	332	332	-	332
Net loss		-	-	-	-	-	-	(6,497)	(6,497)
Total Comprehensive Income (Loss)		-	-	-	-	332	332	(6,497)	(6,165)

Balance, December 31, 2017		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239
Stock options exercised cashless	9a,b	21,964	225	(225)	-	-	-	-	-
Restricted and performance share units converted	9a,c	2,495	20	(20)	-	-	-	-	-
Share based payment	9b,c,d	-	-	404	-	-	-	-	404

Unrealized loss on equity securities	5	-	-	-	-	(1,095)	(1,095)	-	(1,095)
Net income		-	-	-	-	-	-	183	183
Total Comprehensive Income (Loss)		-	-	-	-	(1,095)	(1,095)	183	(912)

Balance, March 31, 2018		85,503,249	$392,799	$17,878	$784	$(665)	$119	$(191,065)	$219,731

Three Month Comparative:
Balance, January 1, 2017		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918
Stock options exercised	9a,b	12,400	118	(32)	-	-	-	-	86
Stock options exercised cashless	9a,b	39,239	221	(221)	-	-	-	-	-
Restricted and performance share units converted	9a,c	-	-	-	-	-	-	-	-
Share based payment	9b,c,d	-	-	367	-	-	-	-	367

Unrealized gain on equity securities	5	-	-	-	-	13	13		13
Net loss		-	-	-	-	-	-	(312)	(312)
Total Comprehensive Income (Loss)		-	-	-	-	13	13	(312)	(299)

Balance, March 31, 2017		80,755,843	$343,993	$16,247	$784	$111	$895	$(185,063)	$176,072

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended
		March 31
	Note	2018	2017

OPERATING ACTIVITIES
Income (loss) for the period		$183	$(312)
Items not involving cash:
Amortization	6	4	4
Change in fair value of warrants	5	470	20
Deferred income tax recovery	16	(1,198)	(589)
Equity pick up from associate	7	(883)	(572)
Share based payment expense	9b,c,d	404	367
Unrealized foreign exchange loss (gain)		17	(78)

Changes in operating assets and liabilities
Accounts receivable		(470)	(131)
Prepaid expenses		(270)	(388)
Trade and other payables		104	(1)
Net cash used in operating activities		(1,639)	(1,680)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	8	(280)	-
Investment in associate	7	(5,767)	(4,378)
Investment in equity securities	5	-	(11)
Net cash used in investing activities		(6,047)	(4,389)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	-	86
Net cash from financing activities		-	86

EFFECTS OF EXCHANGE RATE CHANGES
CASH AND CASH EQUIVALENTS		(17)	78

DECREASE IN CASH AND CASH EQUIVALENTS		(7,703)	(5,905)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		160,395	83,347
CASH AND CASH EQUIVALENTS, END OF PERIOD		$152,692	$77,442

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties that it has a direct or indirect interest in, that have either been staked or acquired by way of option agreement. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for policies stated below:

IFRS 2 Share-based payment. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include a ‘net settlement feature’ in respect of employee withholding taxes. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

6

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

IFRS 9 Financial Instruments. The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018 and elected not to retrospectively restate comparative periods. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple determination rules in IAS 39. The classification now depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The Company’s classification of its financial instruments has not changed significantly as a result of the adoption of the new standards. Financial assets previously classified as available for sale are now classified as fair value through other comprehensive income. The requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The Company’s accounting policy for financial instruments has been updated to reflect the new IFRS 9 standard (see Note 2(e)).

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective annual reporting periods beginning on or after January 1, 2018. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements as the Company’s only source of income to date is interest income from high interest savings accounts and term deposits.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The Company has adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

These Interim Financial Statements have been prepared on a historical costs basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 10, 2018.

(a)	Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at March 31, 2018 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

7

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

These Interim Financial Statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 7), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)	Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of March 31, 2018 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)	Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)	Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgements that have the most significant effect on the consolidated financial statements:

(i)	The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(ii)	In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, jointly control or significantly influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:
•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it jointly controls (a joint venture) or has significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e), and classifies the investment as current or non-current depending on management’s intention with respect to the investment and whether it expects to realize the asset within the next twelve months.

8

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(e)	Financial instruments

The Company adopted all the requirements of IFRS 9 as of January 1, 2018.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition

(i)  Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii)   Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. The Company has made this election on transition to IFRS 9. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii)  Amortized costs

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

9

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has opted to measure at FVTPL. The Company’s financial liabilities include trade and other payables which are classified at amortized cost.

The Company has completed a detailed assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Equity securities	Available-for-sale	FVTOCI
Equity derivative securities (warrants)	FVTPL	FVTPL
Accounts receivable	Loans and receivable	Amortized cost
Trade and other payables	Amortized cost	Amortized cost

The Company has elected to classify investments in equity securities as FVTOCI as they are not considered to be held for trading, and future changes in value will be reflected in OCI, including gains or losses on disposal of investments.

The adoption of this standard did not have a material impact on the Company’s consolidated financial statements but resulted in certain additional disclosures. The carrying value and measurement of all financial instruments remains unchanged as at January 1, 2018 as a result of the adoption of the new standard.

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

10

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(g)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

11

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(h)	Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Office equipment	30% declining balance

When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components) and depreciated over their respective useful lives.

(i)	Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

12

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at March 31, 2018 or December 31, 2017.

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $399 and capitalized a corresponding asset as at March 31, 2018 (December 31, 2017: $393) (see Note 7).

(k)	Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)	Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)	Income (Loss) per common share

Basic income (loss) per share is based on the weighted average number of common shares outstanding during the period.

13

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Diluted income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive. For the three months ended March 31, 2018, the weighted average number of shares outstanding was based on the following:

	March 31,	March 31,
	2018	2017
Basic weighted average number of shares outstanding	85,490,587	80,715,744
Effect of dilutive common share equivalents	816,414	-
Diluted weighted average number of shares outstanding	86,307,001	80,715,744

As at March 31, 2018, stock options totaling 513,295 with an exercise price greater than the average quoted market price of the common shares for the period outstanding were excluded from the computation of diluted income (loss) per share during the period. Performance and deferred share units totaling 651,438 were excluded in the computation of diluted income (loss) per share due to vesting criteria not being met during the period.

As at March 31, 2017, the Company had 2,729,716 common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)	Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in the consolidated statements of loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

14

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(o)	Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at March 31, 2018. These include:

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	Interest	March 31,	December 31,
	Rate	2018	2017
Cash at bank and on hand	0 - 1.78%	$22,692	$30,395
Term deposit (less than 90 days)	1.94 - 2.10%	130,000	130,000
Cash and cash equivalents		$152,692	$160,395

Term deposits classified as ‘cash equivalents’ are comprised of non-redeemable bank term deposits with a term to maturity of less than three months from date of acquisition.

4.	ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2018	2017
Goods and services tax ("GST") recoverable	$46	$23
Mexican value added tax ("IVA") recoverable	468	30
Interest receivable	115	107
	$629	$160

15

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

5.	INVESTMENTS

The Company holds investments as follows:

	March 31,	December 31,
	2018	2017

Equity securities	$1,340	$2,435
Warrants	191	661
	$1,531	$3,096

During the quarter ended March 31, 2018, the Company recorded an unrealized loss of $1,095, net of nil tax, in other comprehensive income (loss) (March 31, 2017: $13 unrealized gain) on investments designated as FVTOCI instruments. The following table summarizes the movements of equity securities:

	March 31,	December 31,
	2018	2017
Equity securities, beginning of period	$2,435	$550
Purchase of equity securities	-	1,553
Unrealized (loss) gain for the period	(1,095)	332
Equity securities, end of period	$1,340	$2,435

During the quarter ended March 31, 2018, the Company recorded an unrealized loss of $470, in the statement of loss, on warrants held and designated as FVTPL (March 31, 2017: $20). The following table summarizes the movements in warrants:

	March 31,	December 31,
	2018	2017
Warrants, beginning of period	$661	$168
Purchase of warrants	-	151
Change in fair value of warrants	(470)	342
Warrants, end of period	$191	$661

6.	EQUIPMENT

Cost	Computer and office equipment
Balance, January 1, 2017	$454
Additions	13
Balance, December 31, 2017	467
Additions	-
Balance, March 31, 2018	$467

16

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Accumulated depreciation	Computer and office equipment
Balance, January 1, 2017	$400
Amortization	20
Balance, December 31, 2017	420
Amortization	4
Balance, March 31, 2018	$424

Carrying amounts	Computer and office equipment
At December 31, 2017	$47
At March 31, 2018	$43

7.	INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at March 31, 2018, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

17

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	March 31,	December 31,
	2018	2017
Joint venture oversight expenditures incurred 100% by MAG	$82	$754
Cash contributions to Minera Juanicipio (1)	5,653	18,700
Total for the current period	5,735	19,454
Equity pick up of current income for the period (2)	883	308
Balance, beginning of period	57,074	37,312
Balance, end of period	$63,692	$57,074

(1)	Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2)	Represents the Company's 44% share of Minera Juanicipio's income for the period, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	March 31,	December 31,
	2018	2017

Cash	$13,177	$9,639
IVA and other receivables	5,253	3,861
Prepaids	41	-
Total current assets	18,471	13,500
Minerals, surface rights, exploration & development expenditures	123,593	116,117
Total assets	$142,064	$129,617

Payables to Peñoles and other vendors	$493	$1,217
Total current liabilities	493	1,217
Provision for reclamation and remediation costs	399	393
Deferred income tax liability	5,273	6,962
Total liabilities	6,165	8,572
Shareholders equity	135,899	121,045
Total liabilities and equity	$142,064	$129,617

	March 31,	December 31,
	2018	2017

Deferred income tax recovery	$1,688	$965
Exchange gain (loss)	318	(265)

Net income	$2,006	$700

MAG's 44% equity pick up	$883	$308

18

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the quarter ended March 31, 2018 amounted to $8,097 (March 31, 2017: $8,305).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

8.	EXPLORATION AND EVALUATION ASSETS

In 2017, the Company entered into an earn-in option agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. The Company paid $75 upon signing the agreement. To earn 100% interest in the property, the Company must make combined remaining cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and fund a cumulative aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. To March 31, 2018, the Company has incurred the following exploration and evaluation expenditures on the property (March 31, 2017 – Nil):

	March 31,	December 31,
	2018	2017
Exploration and evaluation assets:
Acquisition costs of mineral and surface rights	$-	$75
Assays	15	103
Camp and site costs	4	206
Geological and geophysical	154	806
Land taxes and government fees	108	196
Legal, community and other consultation costs	6	47
Total for the period	287	1,433
Balance, beginning of period	1,433	-
Balance, end of period	$1,720	$1,433

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized in prior years. As a result, expenditures now incurred to maintain such claims, and in the case of Cinco de Mayo, to potentially restore surface access, are not capitalized as exploration and evaluation assets, but rather are expensed as part of ‘mining taxes and other property costs’ on the statement of loss and comprehensive loss.

9.	SHARE CAPITAL

(a)	Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at March 31, 2018, there were 85,503,249 shares outstanding (March 31, 2017: 80,755,843).

19

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

On November 28, 2017, the Company closed a non-brokered private placement offering and issued 4,599,641 common shares at $10.47 per share, for gross proceeds of $48,158. The Company paid legal and filing costs of $223 resulting in net proceeds of 47,935.

During the quarter ended March 31, 2018, 75,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (March 31, 2017: 75,000 stock options), whereby 21,964 shares were issued in settlement of the stock options (March 31, 2017: 39,239 shares) and the remaining 53,036 options were cancelled (March 31, 2017: 35,761 stock options).

During the year ended December 31, 2017, 45,400 stock options were exercised for cash proceeds of $283. An additional 225,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 127,845 shares were issued in settlement of the stock options and the remaining 97,155 options were cancelled.

During the quarter ended March 31, 2018, 2,495 restricted share units were converted into shares (March 31, 2017: nil).

During the year ended December 31, 2017, 682 restricted share units and 1,018 performance share units were converted into shares.

(b)	Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with officers, employees, and directors. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at March 31, 2018, there were 1,794,294 stock options outstanding under the Plan and 400,000 inducement options outstanding outside of the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

20

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	March 31,	exercise price	December 31,	exercise price
	2018	(C$/option)	2017	(C$/option)

Outstanding, beginning of period	2,269,294	$9.50	2,254,172	$8.71
Granted	-	-	285,522	13.91
Exercised for cash	-	-	(45,400)	8.19
Exercised cashless	(75,000)	9.61	(225,000)	7.46

Outstanding, end of period	2,194,294	$9.49	2,269,294	$9.50

During the quarter ended March 31, 2018, no stock options were granted (March 31, 2017: nil).

During the quarter ended March 31, 2018, 75,000 stock options were exercised (March 31, 2017: 87,400), with a weighted average market share price at the date of exercise of C$13.59 (March 31, 2017: C$18.99).

The following table summarizes the Company’s stock options outstanding and exercisable as at March 31, 2018:

	Exercise price	Number	Number	Weighted average remaining
	($C/option)	outstanding	exercisable	contractual life (years)
(1)	5.35	400,000	400,000	0.54
	5.86	440,000	440,000	0.21
	9.16	21,666	21,666	2.45
	9.28	368,333	368,333	2.68
	10.02	187,500	187,500	2.23
	10.04	263,500	263,500	1.25
	13.91	285,522	-	4.68
	17.55	227,773	75,925	3.68
	C$5.35 - C$17.55	2,194,294	1,756,924	1.95

(1)	Inducement options issued outside the Company's Plan as an incentive to attract senior officers for employment.

During the quarter ended March 31, 2018, the Company recorded share based payment expense of $227 (March 31, 2017: $222) relating to stock options vested to employees and consultants in the period.

21

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(c)	Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

In the quarter ended March 31, 2018, 2,495 RSUs and no PSUs were converted and settled in common shares. (March 31, 2017: nil and nil respectively). As at March 31, 2018, there were 43,343 RSUs and 227,850 PSUs issued and outstanding under the Share Unit Plan, of which 43,343 RSUs and 29,151 PSUs have vested and are convertible into common shares of the Company. Included in the PSUs at March 31, 2018, are 157,750 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 315,500 PSUs. The Company estimated the fair value of the PSUs on grant date using the Monte Carlo simulation model.

In the quarter ended March 31, 2018, the Company recognized a share-based payment expense of $149 (March 31, 2017: $101) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

No DSUs were granted during the quarter ended March 31, 2018 (March 31, 2017: 2,916). A DSU share-based payment expense of $28 (March 31, 2017: $44) was recognized, however, in the quarter for DSUs to be granted to directors who elected to receive their retainer and meeting fees in the form of DSUs rather than cash. Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

As at March 31, 2018, there are 452,739 DSUs issued and outstanding under the DSU Plan, all of which have vested.

As at March 31, 2018, there are 2,518,226 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.95% of the issued and outstanding common shares on a non-diluted basis, and there are 2,454,219 share-based awards available for grant under these combined share compensation arrangements.

22

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

10.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash, cash equivalents and term deposits.

Capital as defined above is summarized in the following table:

	March 31,	December 31,
	2018	2017
Equity	$219,731	$220,239
Cash and cash equivalents	(152,692)	(160,395)
	$67,039	$59,844

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at March 31, 2018, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($152,864 as at March 31, 2018) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company may require additional capital in the future to meet its future project and other related expenditures (see Note 15) as the Company is currently not generating any cash flow from operations. Future liquidity may depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

11.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

23

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(i)	Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2017.

(ii)	Cash

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)	Mexican value added tax

As at March 31, 2018, the Company had a receivable of $468 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable, as follows:

	March 31,	December 31,
	2018	2017
Cash and cash equivalents	$152,692	$160,395
Accounts receivable (Note 4)	629	160
	$153,321	$160,555

(b)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation risk in Mexico.

24

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at March 31, 2018, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

March 31, 2018 (in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$48	$1,033
Accounts receivable	468	48
Prepaid	3	-
Investments	-	1,531
Accounts payable	(635)	(341)
Net assets exposure	$(116)	$2,271

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary liabilities at March 31, 2018 is 2,130 pesos (March 31, 2017: 1,128). A 10% appreciation in the peso against the US$ would result in a loss at March 31, 2018 of $12 (March 31, 2017: $6), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2018 is C$2,929 (March 31, 2017: C$9,350). A 10% appreciation in the C$ against the US$ would result in gain at March 31, 2018 of $227 (March 31, 2017: $703) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

25

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

(d)	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, and trade and other payables. The carrying values of cash and cash equivalents, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Three months ended March 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$152,692	$-	$-	$152,692
Investments (Note 5)(1)	1,340	191	-	1,531
	$154,032	$191	$-	$154,223

	Year ended December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$160,395	$-	$-	$160,395
Investments (Note 5)(1)	2,435	661	-	3,096
	$162,830	$661	$-	$163,491

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

26

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

There were no transfers between levels 1, 2 and 3 during the quarter ended March 31, 2018. During the year ended December 31, 2017, the Company’s investments previously classified within Level 2 were transferred to Level 1 after the securities were listed on the TSX Venture exchange in December 2017, offset by additions to level 2 for warrants acquired during the year.

13.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long term assets are located there and the Company’s executive and head office is located in Canada.

14.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2018	2017

Fees related to Dr. Megaw:
Exploration and marketing services	$67	$70
Travel and expenses	27	28
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	18	29
Field exploration services	95	111
	$207	$238

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MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2018 is $147 related to these services (March 31, 2017: $168).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2018(%)	2017(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at March 31, 2018, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 7).

During the period, compensation of key management personnel (including directors) was as follows:

	March 31,	March 31,
	2018	2017
Salaries and other short term employee benefits	$274	$257
Share based payments (Note 9(b), (c ), and (d))	171	158
	$445	$415

28

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.	COMMITMENTS AND CONTINGENCIES

As at March 31, 2018, the Company’s contractual obligations and commitments are summarized as follows:

	Property	Exploration	Office and Other
	Option Payments	Commitments	Commitments	Total
	(Note 8)	(Note 8)
2018	-	-	122	122
2019	75	-	165	240
2020	100	-	-	100
2021	100	511	-	611
2022	150	750	-	900
	$425	$1,261	$287	$1,973

As these Interim Financial Statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by the operator Fresnillo (Note 7). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, the Company may need to raise additional capital by issuance of debt or equity in the future.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

29

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of US dollars unless otherwise stated)

16.	INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	March 31,	March 31,
	2018	2017

Current tax (expense) recovery	$-	$-
Deferred tax recovery	1,198	589
Total income tax recovery for the period	$1,198	$589

The $1,198 deferred tax recovery for the quarter ended March 31, 2018 (March 31, 2017: $589) is related to the reversal of the deferred tax liability that was set up at December 31, 2017 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income taxes. With the strengthening of the Mexican Peso against the US$ from 19.74 Pesos/US$ on December 31, 2017 to 18.34 on March 31, 2018, a portion of the previously recognized deferred tax liability was reversed in the current period. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be recognized once the Company’s exploration properties are developed and in production.

30